UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36270 / July 28, 2026

In the Matter of

Manulife Investment Management Private Markets (US) LLC
Manulife Employee Securities Company 2025, L.P.

197 Clarendon St
Boston, MA 02116

(813-00423)

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Manulife Investment Management Private Markets (US) LLC and Manulife Employee Securities
Company 2025, L.P. filed an application on March 14, 2025, and amendments to the application
on October 3, 2025, April 16, 2026 and May 22, 2026, requesting an order under sections 6(b)
and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all
provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and
regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f),
(g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations
and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the
application.

On June 30, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36234). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Manulife Investment Management Private Markets (US) LLC and Manulife Employee Securities Company 2025, L.P. (File No. 813-00423) is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.